KONARED CORPORATION
2829 Ala Kalani Kaumaka St., Suite F-133
Koloa, HI 96756

January 14, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
USA

Attention:	John Reynolds
Assistant Director

Dear Sirs:

Re:	KonaRed Corporation (the “Company”)
Form 8-K/A
Filed December 24, 2013
File No. 333-176429

The Company writes in response to your letter of January 7, 2014 to Shaun Roberts, President, Chief Executive Officer and a Director of the Company, with respect to the Form 8-K/A Amendment No. 2 filed by the Company on December 24, 2013. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of January 7, 2014. Please also find enclosed a blackline (the “Blackline”) indicating the applicable amendments to the Form 8-K/A Amendment No. 2 in response to your comments.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 1

1.
We note your response to prior comment 2 in our letter dated November 12, 2013. The material terms of Mr. Kjeldsen’s resignation on June 4, 2013 should be described, as it appears to be related to the agreement with Sandwich Isles Trading Co. Inc.  Please also tell us, with a view toward disclosure, why Mr. Kjeldsen agreed to return 38,700,423 shares to the company without consideration.

Response:       Mr. Kjeldsen’s resignation was related to the agreement with Sandwich Isles Trading Co. Ltd., and we have revised the disclosure under “Share Cancellation” to state: “In connection with the closing of the asset purchase agreement and so that our company had an opportunity for a business that Dennis Kjeldson, a former director and officer of our company and our company’s largest shareholder, believed to have a good chance at success, Mr. Kjeldson verbally agreed to and returned 38,700,423 shares (2,866,698 pre-split shares) of our common stock to the treasury of our company for cancellation without consideration on or about September 2013.” We also added a sentence stating: “Mr. Kjeldson had previously resigned in his capacities as sole officer and director of our company on June 4, 2013 to allow for Ms. Rowe to negotiate the proposed transaction with Sandwich Isles”.

Mr. Kjeldsen was the founder and initiator of the company. His friends and acquaintances were (and possibly still are) shareholders of the company.  Mr. Kjeldsen came to the determination that the business of the company prior to the Sandwich Isles transaction was not going to become successful as he had hoped, and that the best course of action was to find another business that would be successful. Mr. Kjeldsen believes that was accomplished by the Sandwich Isles transaction, and Mr. Kjeldsen was prepared to give up his restricted shares so that the company would be successful and his friends and acquaintances had a good chance to benefit from a successful transaction. Mr. Kjeldsen reputation is very important to him, and he would rather facilitate a transaction where people who invested in his company could benefit than for himself to have shares in a company that has little or no value. Sandwich Isles insisted that the restricted shares be cancelled as part of the transaction to vend in its assets, and Mr. Kjeldsen was prepared to do that for his reputation and for his associates who were financially involved.

Risk Factors, page 11

Risks Related to our Stock, page 15

Because we can issue additional shares of common stock … page 16

2.	Please reconcile your disclosure of total liabilities of $1,189,857 for the quarter ended September 30, 2013 to the total liabilities presented on your balance sheet for the same period.

Response:       Please see the revision to this item in the Risk Factors section in the enclosed Blackline wherein the required change has been made.  Please note that we have also revised the disclosure to provide clarity with respect to the authorized, and issued and outstanding shares of common stock upon closing of the asset purchase transactions and for the quarter ended September 30, 2013.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 18

Plan of Operations, page 18

3.
We note your response to prior comment 23 and your added disclosure under Milestones on page 21 that you “project that a lack of new capital will limit [y]our sales growth to 20% over the coming year to produce sales of approximately $1.2 million.” Please revise to provide the projection information required by Item 10(b) of Regulation S-K or revise this sentence.

Response:       Please see the revisions to the Plan of Operations section entitled “Milestones” in the enclosed Blackline wherein we removed specific numerical projections.

Results of Operation, page 22

4.
We note your response to prior comment 25. Your current discussion does not allow an investor to understand the material underlying factors contributing to the variance in cost of goods sold for the periods presented. Please revise to provide clarifying disclosure.

Response:       Please see the revisions to the Results of Operations section in the enclosed Blackline wherein we have added the required information.

5.
We note your response to prior comment 27. We note in your analysis of the variance in costs of goods sold for the year ended December 31, 2012 versus the year ended December 31, 2011 you attribute a decrease in costs of goods sold to the new inventory management software. This appears to suggest that if all other factors remain equal your cost of goods sold for the prior period would have been less under the new inventory management software than previously reported under your historic inventory procedures. Please tell us the dollar amount of the decrease that you attribute to the new inventory management software and whether the dollar amount is material to your net loss for the financial periods presented. To the extent the dollar amount is material, please tell us how you considered the guidance in FASB ASC 250-10.

Response:       Please see the revisions to the Results of Operations section in the enclosed Blackline wherein we removed reference to the inventory management software and added additional information to explain our cost of goods sold data. We have further examined cost of goods sold for the periods in question and report herein that implementation of the inventory software management did not create a material change in the costing of the components of cost of goods sold such that the guidance of FASB ASC 250-10 would apply.

Liquidity and Capital Resources, page 24

6.
We note your response to prior comment 31. Your current disclosure does not provide an analysis of cash flows from operating activities. Please explain the significant year-to-year variations in each line item, providing an explanation of the underlying factors for the significant changes in accounts receivable, inventory, accounts payable, etc. for all financial statement periods presented.

Response:       Please see the revision to this item in the Liquidity and Capital Resources section in the enclosed Blackline wherein the required changes have been made.

Directors and Executive Officers, page 28

7.
We note your response to prior comment 32 and your added disclosure that Mr. Schorr has resigned in his capacity as an executive officer. Please revise your disclosure accordingly on pages 3, 11 and 31, and in the table on page 28. Also disclose that the consulting agreement with Bioponic Phytoceauticals, Inc. was terminated and describe the material terms of the termination agreement.

Response:       Please see the revised disclosure in the Blackline to the corresponding sections and page numbers from your foregoing comment.

Certain Relationships and Related Party Transactions, page 32

8.
We note your response to prior comment 36 regarding the warrants. Please disclose the transaction with Bioponic based on the value of the warrants as of a recent date. For guidance, see Question 130.04 of our Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website.

Response:       Please see the revisions to the section entitled “Certain Relationships and Related Party Transactions” in the enclosed Blackline wherein we have added the requested valuation information. We note that the required valuation provides a purely theoretical result because: (i) a share price of $1.00 per share must occur before these warrants vest and therefore this is the value which has been input into the Black Scholes valuation model as the current share price for valuation purposes; (ii) as of January 10, 2014, our shares were trading at $0.82 per share and our shares have never traded above $1.00 per share; and (iii) the vesting date of October 4, 2014 has not yet been reached.

Changes in and Disagreement with Accountants on Accounting and Financial Disclosure, page 39

9.
We note that you plan to retain Anton & Chia as the independent accountants of the combined entity. However, as stated in our previous comment, you must provide change in accountants disclosure for the presumed change that occurred as the result of the reverse merger. The accountant that is no longer associated with the combined company, MaloneBailey LLP, is considered to be the predecessor accountant. Please further amend this filing to provide the disclosures required by Item 304 of Regulation S-K and Exhibit 16 as well.

Response:        In response to your comment above and further correspondence with Jamie Kessel at your offices, please see the revisions to the section entitled “Changes In And Disagreements With Accountants On Accounting And Financial Disclosure” in the enclosed Blackline.

Statements of Cash Flow, page 4

10.
We note your response to prior comment 45. Please provide the journal entries you recorded to write-off inventory and the subsequent journal entries you recorded to reflect the sale of the previously written-off inventory. Tell us also how your accounting for the previously written-off inventory complies with SAB Topic 5.BB.

Response:       Below please find the requested journal entries which pertain to Sandwich Isles financial statements for the years ending December 31, 2012 and 2011, and the interim period ended September 30, 2013. It is our understanding these entries comply with SAB Topic 5.BB. because when we have sold old inventory which had been written-off in prior periods, we have used the written off value of this inventory as the cost base for sale of this inventory during subsequent periods.

Additionally amending our prior response, we advise that if inventory which had previously been written off in a prior fiscal year is sold during a current fiscal year, the impact of this is to reduce COGS in the current period, which has a corresponding positive effect on current period net income/(loss).

		DR	CR
FY2010
JE#1 - December 31, 2010D
To write off slow moving inventories
HSCWF & KR70SP moved slowly, had limited sales/assembly and should be written off.

3064	Cost of Goods Sold: COGS - Inventory adjustment. To expense write off of inventory on Stmt of Operations.	235,963.00
MB9995	Inventory Allowance. To record offset to be carried forward as contra to QuikBooks Inventory Module inventory costs.		235,963.00
		235,963.00	235,963.00

FY2011
JE#2 - December 31, 2011
To carry forward Inventory Allowance JE from FY2010 (JE#1 above)

3610	Retained Earnings. To re-establish offset for previously written-off inventory which is still available for sale.	235,963.00
MB9995	Inventory Allowance. To record offset to be carried forward as contra to QuikBooks Inventory Module inventory costs.		231,251.00
3064	Cost of Goods Sold - Inventory Adjustment. To reflect COGS regarding sale of prior period inventory which had been written off.		4,712.00
		235,963.00	235,963.00
FY2012
JE#3 - June 30, 2012
To carry forward Inventory Allowance JE from FY2011 (JE#2 above)

3610	Retained Earnings. To re-establish offset for previously written-off inventory which is still available for sale.	231,251.00
3064	Cost of Goods Sold: COGS - Inventory Adjustment. To reflect COGS regarding sale of prior period inventory which had been written off.		70,122.00
MB9995	Inventory Allowance. To record offset to be carried forward as contra to QuikBooks Inventory Module inventory costs.		161,129.00
		231,251.00	231,251.00

JE#4 - December 31, 2012
To write off BX-KRCW16-SS and DB-KRAW16-RF
BX-KRCW16-SS and DB-KRAW16-RF didn’t have any sales/assembly during 2012.
Since inventory movement is slow, write off is warranted.

3064	Cost of Goods Sold: COGS - Inventory Adjustment. To expense write off of inventory on Stmt of Operations.	18,732.00
MB9995	Inventory Allowance		18,732.00
		18,732.00	18,732.00

FY2013
JE#5 - June 30, 2013
To carry forward Inventory Allowance JEs from FY2012 (JE#3 + JE#4 above)

3610	Retained Earnings. To re-establish offset for previously written-off inventory which is still available for sale.	179,861.00
MB9995	Inventory Allowance. To record offset to be carried forward as contra to QuikBooks Inventory Module inventory costs.		179,861.00
		179,861.00	179,861.00

11.
Please explain to us the reasons for writing off this inventory in prior periods and also explain the circumstances under which this inventory was sold in subsequent periods. Describe the frequency in which you have sold inventory that was written off in previous periods (e.g., each quarter) and the extent to which it has affected your policy of reserving or writing off inventory.

Response:       Inventory has been written off in prior periods when it has been slow moving for a period of eighteen months or more. Inventory which is viable (not past expiry date) is kept in our warehouse and is available for future sale. As in any food/beverage business, when customers order inventory items which we can fill using older but viable inventory, we do so. Older inventory is sold using the same sales practices as new inventory. A comparison is performed each quarter to determine the amount of old inventory which has been sold and a tally is made of the cost of this specific inventory and a journal entry is made to reflect that the older inventory has been sold. We sold older inventory during the fourth quarter of fiscal 2011 and the second quarter of fiscal 2012. Based on experience to date, we have determined that our current practices are appropriate with respect to our policy of reserving or writing off inventory.

Notes to Financial Statements, page 6
Revenue Recognition, page 7

12.
We note your response to prior comment 47. Your response did not address our comment. Please tell us if you estimate returns such that sales made with a right of return are reduced to reflect estimated returns as required by FASB ASC 605-15-45-1.

Response:       To clarify the description of our revenue recognition policy, we have added the following additional language to the Notes to Financial Statements in Exhibit 99.1 and Exhibit 99.3:

“...Goods are sold on a final sale basis and in the normal course of business the Company does not accept sales returns. In exceptional circumstances when negotiated sales returns which are accepted, goods are returned to inventory and deducted from sales revenue and cost of goods sold.”

We do not estimate sales returns since we do not offer a right of return as a normal  operating practice.

Exhibit 99.3 – Financial Statements for the Interim Period Ended September 30, 2013 Condensed Statements of Cash Flows, page 3

13.	Please explain to us the nature of the inventory adjustments recognized in the interim periods.

Response:       Please see the revision to Exhibit 99.3 in the enclosed Blackline of our Interim Financial Statements for the period ended September 30, 2013, which includes the following changes in response to your inquiry: the ‘Inventory Adjustments’ line item has been eliminated and this change has been reconciled by adding back the ‘Recovery of Inventory Allowance’ line item and amending the ‘Inventory’ line item. These changes reflect that the Company recognized $0, $70,122 recovery in inventory allowance for the periods ended September 30, 2013, September 30, 2012, respectively. These recoveries were due to the Company selling inventories that were fully reserved in prior years.

Exhibit 99.4 – Pro Forma Financial Statements
Condensed Balance Sheet, page 1

14.
We note your response to prior comment 48. Your response did not address our comment. Please revise KonaRed Corporation’s historical common stock to give retroactive effect to the stock split (i.e. KonaRed Corporation’s pre-transaction outstanding common shares is 64,350,423 shares).

Response:       Please see the revision to Exhibit 99.4 in the enclosed Blackline of the Pro Forma Financial Statements.

15.
Please tell us why you are no longer providing pro forma adjustments to 1) eliminate the retained earnings of the shell company, KonaRed Corporation and 2) account for the series of transactions that occurred in connection with the reverse merger (i.e. private placement, loan conversion, and share cancellation).

Response:       Please see the revisions to Exhibit 99.4 in the enclosed Blackline of the Pro Forma Financial Statements.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Craig V. Rollins, at (604) 891-7785.

Yours truly,

KONARED CORPORATION

/s/ Shaun Roberts
Shaun Roberts
Chief Executive Officer and a Director